





Sure Check™ HIV
Collect • Process • Analyze
3 in 1
• Sample collection, processing and analysis in one device
• Individually packaged for use as needed
• Fingerstick sample
• Uses only 3μl of whole blood
• On-site results in minutes
• Room temperature storage
For export use only. • This product not cleared for use in the U.S.

CHEMBIO DIAGNOSTICS, INC.

(CEMI:OTCBB)

Buffer
TC
HIV 1/2
ID
Sample + Buffer
CHEMBIO

INVESTOR PRESENTATION

March 2007

Forward Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio’s ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

CEMI Investment Summary

- Participating in Growing US & Global Market For Rapid HIV Tests
  - Chembio's Two FDA Approved Rapid HIV Tests Launched in US Market Q1 2007 by Inverness Medical Innovations (IMA)
  - Participate in Global Market for Rapid HIV Tests
- Other Niche Rapid Test Products
  - Veterinary TB Products Launching Q2 2007
- Developing New Rapid Test Products and Technologies
  - Dual Path Platform (DPP) U.S. Patent Issuing March 13, 2007!
- Estimated 2006 Net Sales of $6MM - vs. $3.4MM in 2005
  - Expect Continued Growth in 2007

Access to Treatment is Driving Demand for Testing

US-CDC Has Recommended That Routine AIDS Testing Become The U.S. Standard

- HIV is a Manageable Disease and Treatment is Increasingly Available
- Those who know their status are much less likely to infect someone else
- However……
  - Many do not come/call back for results of lab tests
  - Estimated 25% (US) to 90% (Africa) of Those Infected Do Not Know Their Status- They Can't Get Treatment Without Testing
  - International Treatment Targets More Likely to Succeed with scale-up in Rapid Testing

Expanding Global Market

- **Point of Care Segment of Diagnostics Industry**
  - Industry Segment with Highest Growth Rates
  - Opportunity for DPP technology where Single Path Tests Limited
- **US:~17MM HIV Antibody Tests Currently Done in US in Clinical Settings (Hosp., Clinics, POL)**
  - Rapid Tests Just Beginning to Participate ~4-5MM
  - Expect Market Expansion Due to New Recommendations
  - OTC Market Opportunity
- **International: PEPFAR Goal is to Treat 2MM**
  - Estimates are 100 Tests for Each Person Identified as Eligible for Treatment – suggest market need for 500MM tests just to meet PEPFAR & Global Fund Treatment Goals
  - PEPFAR II, Etc.

Chembio's Premium Rapid HIV Test

- FDA Approved QII 2006
    - CLIA Waiver Pending
- Rapid – 15 minutes
- True IgG Control- Limits False Negatives
- 24 months shelf life
- Patented Barrel Technology
    - Chembio Exclusive Mfg. Licensee for HIV Field
    - Only Closed Rapid HIV System
- Possible OTC Candidate


Sure Check™ HIV
Collect • Process • Analyze
3 in 1
Sample collection, processing and analysis in one device
Individually packaged for use as needed
Fingerstick sample
Uses only 3µl of whole blood
On-site results in minutes
Room temperature storage
For export use only. • This product not cleared for use in the U.S.

Format Offering Most Sample Flexibility

- **FDA Approved QII 2006**
  - **CLIA Waived**
- **Rapid – 15 minutes**
- **True IgG Control- Limits False Negatives**
- **24 months shelf life**
- **Same Test Procedure on All Samples Types**
- **Possible OTC Candidate**


HIV 1/2 Stat-Pak
A rapid qualitative screening test kit for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
• Simple two-step procedure
• Uses only 5 µl of fingerstick or venous whole blood, serum or plasma
• Test results in 10 minutes or less
• Room temperature storage
• Lateral flow technology
• No special equipment required
HIV 1/2 STAT-PAK
CHEMBIO DIAGNOSTIC SYSTEMS
S
T
C
For export use only - This product not cleared for use in the U.S.

Chembio's Suite of Rapid HIV Tests – Competitive Worldwide

- **PRICE-COMPETITIVE**
- **TRUE IgG INTERNAL CONTROL**
- **SMALL SAMPLE SIZE (3 – 5 ul)**
- **LONG SHELF-LIFE: 24 MONTHS**

Marketed ex-US by CEMI
WHO APPROVED


HIV 1/2 Stat-Pak Dipstick
A rapid qualitative screening test kit for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
• Simple two-step procedure
• Uses only 5 µl of fingerstick or venous whole blood, serum or plasma
• Test results in 15 minutes or less
• Room temperature storage
• Lateral flow technology
• Cost competitive format
HIV 1/2 STAT-PAK DIPSTICK
CHEMBIO
For export use only - This product not approved for use in the U.S.

FDA Approved; CLIA Waived


HIV 1/2 Stat-Pak
A rapid qualitative screening test kit for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
• Simple two-step procedure
• Uses only 5 µl of fingerstick or venous whole blood, serum or plasma
• Test results in 10 minutes or less
• Room temperature storage
• Lateral flow technology
• No special equipment required
HIV 1/2 STAT-PAK
CHEMBIO DIAGNOSTIC SYSTEMS
For export use only - This product not cleared for use in the U.S.

FDA Approved: CLIA Pending


Sure Check™ HIV
Collect • Process • Analyze
3 in 1
• Sample collection, processing and analysis in one device
• Individually packaged for use as needed
• Fingerstick sample
• Uses only 3µl of whole blood
• On-site results in minutes
• Room temperature storage
For export use only. • This product not cleared for use in the U.S.

Chembio's Rapid HIV Tests Marketed by Inverness

Marketed in US by IMA; ex-US by CEMI
FDA Approved; CLIA Waived




HIV 1/2 Stat-Pak
A rapid qualitative screening test kit for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
• Simple two-step procedure
• Uses only 5 µl of fingerstick or venous whole blood, serum or plasma
• Test results in 10 minutes or less
• Room temperature storage
• Lateral flow technology
• No special equipment required
CHEMBIO DIAGNOSTIC SYSTEMS
For export use only - This product not cleared for use in the U.S.

Marketed Globally by IMA

FDA Approved: CLIA Pending




Sure Check™ HIV
Collect • Process • Analyze
3 in 1
• Sample collection, processing and analysis in one device
• Individually packaged for use as needed
• Fingerstick sample
• Uses only 3µl of whole blood
• On-site results in minutes
• Room temperature storage
For export use only. • This product not cleared for use in the U.S.



US & Global Marketing Partnership With Inverness Medical

inverness medical innovations **AMEX: IMA**

- Deal Signed Sept. 2006
  - Inverness invested $2MM in Series C Preferred Stock
- Launched Both FDA- Approved Products in U.S. February 14, 2007
- Large Point of Care Sales & Marketing Organization with Strong US Distribution
- Margin Sharing Formula
  - Floor Price
  - Settled 3rd party litigation as part of agreement
  - License to Inverness Single Path Lateral Flow Patents for Chembio's Other Products

Comparison Of Chembio's Tests To Other Current CLIA-Waived Tests

	CEMI*	OSUR**	TRIB
FDA Approval	Yes	Yes	Yes
No. of Rapid Tests			
Formats	3	1	1
Closed Barrel System	1	-	-
Sensitivity	99.7%	99.6%	100.0%
Specificity	99.9%	99.9%	99.7%
Analyte(s)	HIV 1 & 2	HIV 1 & 2	HIV 1
US Price	TBD	$17.50	$15.75
US Marketing Partner	Yes - Inverness	Yes - Abbott	No-Direct
True IgG Control	Yes	Yes	No
Shelf Life	24 mos.	6 mos.	12 mos.

** **Chembio's** CLIA Waiver Application submitted July 2006 for one of its two products is pending*

**HIV STAT-PAK Dipstick product not submitted to FDA*

***Orasure data are for whole blood; oral fluid sensitivity and specificity are lower*

CHEMBIO DIAGNOSTICS, INC.

Funded International Markets Provide CEMI With Continued Sales Growth Opportunities

- **The U.S. President's Emergency Plan for AIDS Relief (PEPFAR)**
- **The Global Fund for HIV, TB & Malaria**
- **Clinton Foundation HIV/AIDS Initiative**
- **Chembio Offices in E. and W. Africa**
- **Strong Partners in Mexico & Brazil**









The United States President's Emergency Plan for AIDS Relief

CLINTON FOUNDATION

Investing in our future
The Global Fund
To Fight AIDS, Tuberculosis and Malaria

Joint United Nations Programme on HIV/AIDS
UNAIDS
UNHCR·UNICEF·WFP·UNDP·UNFPA
UNODC·ILO·UNESCO·WHO·WORLD BANK

CHEMBIO DIAGNOSTICS, INC.

Pipeline for Revenue Growth: 1.VetTB

- Veterinary Tuberculosis
  - USDA Inspection Completed 2/27/2007
  - Primate Test Launch Set for Q2
  - Several Other VetTB Applications Covering Additional Species (Cervid, Camel, Elephant. Bovine) to be Submitted in 2007/8
  - Estimated $50MM Market
  - No Rapid Tests Currently Available

February 21, 2007: Sharpshooters Brought In To Curb Bovine TB: ***Associated Press, Thief River Falls, Minn.***

Sharpshooters are culling deer in northwestern Minnesota to try to stop the spread of bovine tuberculosis. The deer are being killed in an area where an outbreak of bovine tuberculosis has infected both cattle and wild deer. DNR aerial surveys indicate there are about 1,000 deer in the area. The outbreak in cattle began in July 2005. Seven infected herds have been destroyed and the state has lost its official status as TB-free. Without the designation, it costs ranchers about $10 for additional testing for every animal they ship out of state. Minnesota can't apply for accreditation as TB free until two years after its last infected herd is eliminated. Before the current outbreak was detected in July 2005, the state had been free of the cattle disease since 1971.

Pipeline for Revenue Growth: 2. Other Infectious/Neglected Diseases

- **Chagas Disease - rapid test in market**
- **Oral Fluid HIV Test – prototype completed - IMA has right of first negotiation**
- **In Development:**
  - **Human TB is the largest killer of all infectious disease worldwide – no effective screening tool- ongoing R&D**
  - **Syphilis – CRADA with CDC**
  - **Neglected Diseases: Leishmania, Leptospsira, Leprosy - Collaborations with FIOCRUZ/BRAZIL, CDC, Other NGOs**

Pipeline for Revenue Growth: 3. Dual Path Platform

- **"Dual Path Platform" (DPP™) For Next Generation HIV and Other Rapid Tests**
  - Increased Sensitivity vs. Conventional Lateral Flow*
  - Better Control of Samples - Oral fluid tests more feasible due to sample delivery method
  - Multiplexing Capability
  - Patent Issuing March13 2007
  - Eliminates LF License Costs


Buffer
ID
TC
HIV 1/2
Sample + Buffer
CHEMBIO

- **Chembio Core Products with DPP**
  - **Next Generation HIV**
  - **Vet. & Human TB, & Neglected Diseases**
- **Collaborations and Out-Licensing**
  - **CRADA with CDC for Syphilis (Executed)**
  - **Other Infectious Diseases, Food Safety, Bio-Terror, Blood Safety**

** Based upon internal studies at Chembio*

Selected Financial Information*

Chembio Diagnostics, Inc. $(000s)	2004	2005	9 mos 2005 Unaudited	9 mos 2006 Unaudited
Net Sales	2,749	3,360	2,004	3,684
Total Revenues	3,306	3,941	2,582	3,893
Gross Profit	704 21%	1,332 34%	812 31%	1,187 30%
SG& A	2,299	3,265	2,109	3,741
R&D Expenses	1,509	1,365	1,054	1,062
Net Loss	(3,099)	(3,252)	(3,965)	(2,329)
Net Loss Attributable to Stockholders	(5,042)	(6,769)	(5,609)	(5,628)
HIV Test Revenues	1,242	2,400	1,177	1,970
Chagas Test Revenues	71	69	64	1,201

Form 10K Containing Full Year 2006 Results Will Be Filed Prior to the end of March, 2007
Total Revenues in 2006 are anticipated to be at least $6MM as previously stated

$8MM Financing Completed 10/06

AS OF 01/01/2007			TOTAL COMMON
Common Shares			11,642,540
Convertible Preferred Shares			
Series A	149.9	CONVERTIBLE INTO	7,496,052
Series B	113.9	CONVERTIBLE INTO	9,338,984
Series C	165.0	CONVERTIBLE INTO	10,312,500
			38,790,076
	Avg. Ex. Price		
Options:	0.691		1,674,375
Warrants:	$ 0.785		26,121,287
			66,585,738

Inverness Invested $2MM in Series C Round Just Completed

If all of the warrants and options were exercised, total cash in would be approximately $21.8 Million

Facilities & Manufacturing Overview

- 15,000 SF FDA Approved Leased Facility in Medford, NY
- All Operations in Suffolk County, Long Island, NY
  - Right to Subcontract Manufacturing in IMA Agreement
- Total of ~94 Employees
  - 61 in Operations
  - 17 R&D, Regulatory, QA/QC
  - 7 Sales & Marketing; 9 Corporate & Accounting
- Capacity to produce 10MM units based upon one operating shift
- Investing in Automation to Improve Efficiencies, Lower Manufacturing Labor Costs

1. US Market Entry by IMA with Chembio HIV Tests
   - Early Results from IMA Market Launch
   - Adoption in US of CDC Testing Recommendations
   - Progress on DPP for Oral Fluid

2. Continued Revenue Incr. from Ex-US Markets for HIV and Chagas Tests
   - Selection in Additional National Testing Algorithms
   - CE Marking; New Distributors Globally

3. Veterinary TB Launch
   - USDA Approval and Market Launches for Vet-TB Tests
   - Marketing Partnership with Established Vet Dx Cos.

4. Dual Path Platform Developments
   - US Patent Issuance
   - New Collaborations and Licenses

Experienced Senior Management Team

Name	*Position*	*Years Experience*
Lawrence Siebert	Chairman, President	24
Richard Larkin	CFO	25
Les Stutzman	Marketing	25
Javan Esfandiari	R&D	18
Rick Bruce	Operations	28
Tom Ippolito	Regulatory	20

CEMI Investment Summary

- Participating in Growing US & Global Market For Rapid HIV Tests
  - Chembio's Two FDA Approved Rapid HIV Tests Launched in US Market Q1 2007 by Inverness Medical Innovations (IMA)
  - Participate in Global Market for Rapid HIV Tests
- Other Niche Rapid Test Products
  - Veterinary TB Products Launching Q2 2007
- Developing New Rapid Test Products and Technologies
  - Dual Path Platform (DPP) U.S. Patent Issuing March 13, 2007!
- Estimated 2006 Net Sales of $6MM - vs. $3.4MM in 2005
  - Expect Continued Growth in 2007